

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 26, 2007

Robert Avery
Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

      RE: **Atmel Corporation**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed June 8, 2007
              File No. 000-19032

Dear Mr. Avery:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant